                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (RULE 13d-102)
              INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
                    RULES 13d-1(b)(c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 1)(1)



                              HEALTHGATE DATA CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.03 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     42222 H
                                 --------------
                                 (CUSIP Number)









         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

|_|      Rule 13d - 1(b)

|_|      Rule 13d - 1(c)

|X|      Rule 13d - 1(d)







-------------------

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be determined to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------
CUSIP NO.  42222H                      13G
-----------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                      Barry M. Manuel
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION
                       U.S.A.
--------------------------------------- ------- -------------------------------
                                          5     SOLE VOTING POWER
                                                     290,173 shares
                                                     105,760 shares held in
                                                     trusts, of which Dr. Manuel
           NUMBER OF SHARES                          is trustee, as to which Dr.
                                                     Manuel disclaims beneficial
        BENEFICIALLY OWNED BY                        ownership
                                                Total 395,933 shares
        REPORTING PERSON WITH           ------- -------------------------------
                                          6     SHARED VOTING POWER
                                                           N/A
                                        ------- -------------------------------
                                          7     SOLE DISPOSITIVE POWER
                                                     290,173 shares
                                                     105,760 shares held in
                                                     trusts, of which Dr. Manuel
                                                     is trustee, as to which Dr.
                                                     Manuel disclaims beneficial
                                                     ownership
                                                Total 395,933 shares
                                        ------- -------------------------------
                                          8     SHARED DISPOSITIVE POWER
                                                           N/A
------------- -----------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  395,933 - Dr. Manuel disclaims beneficial ownership of
                  105,760 shares held in trusts.
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                       |_|
------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                           6.6%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*
                           IN
------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

ITEM 1 (a).  NAME OF ISSUER:

         HEALTHGATE DATA CORP.

ITEM 1 (b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         25 Corporate Drive
         Burlington, MA 01803

ITEM 2 (a).  NAME OF PERSON FILING:

         Barry M. Manuel

ITEM 2 (b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         65 Wellesley Road
         Belmont, Massachusetts 02178

ITEM 2 (c).  CITIZENSHIP:

         U.S.A.

ITEM 2 (d).  TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2 (e).  CUSIP NUMBER:

         42222 H

ITEM 3.

         Not applicable.

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:

                        395,933 shares including: (i) 290,173 shares held by Dr. Manuel, and (ii) 105,760 shares held in trusts for Dr. Manuel's children and grandchildren, of which Dr. Manuel is trustee, as to which Dr. Manuel disclaims beneficial ownership.


         (b)      Percent of Class: 6.6%

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        395,933 shares including: (i) 290,173 shares held by Dr. Manuel, and (ii) 105,760 shares held in trusts for Dr. Manuel's children and grandchildren, of which Dr. Manuel is trustee, as to which Dr. Manuel disclaims beneficial ownership.

                 (ii)   shared power to vote or to direct the vote:  N/A

                (iii)   sole power to dispose or to direct the disposition of:

                        395,933 shares including: (i) 290,173 shares held by Dr. Manuel, and (ii) 105,760 shares held in trusts for Dr. Manuel's children and grandchildren, of which Dr. Manuel is trustee, as to which Dr. Manuel disclaims beneficial ownership.

                (iv)    shared power to dispose or to direct the disposition of:
                        N/A

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10. CERTIFICATION

                  Not Applicable.

                  NOTE: All information in this Schedule 13G is as of the close of business on December 31, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                JANUARY    , 2002
                                         --------------------------------
                                                      (Date)

                                                /s/ BARRY M. MANUEL
                                         --------------------------------
                                                   (Signature)

                                                  BARRY M. MANUEL
                                         --------------------------------
                                                      (Name)